UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 23, 2014**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 23, 2014, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2014. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99   Conference call script of conversation with analysts on October 23, 2014, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: October 23, 2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on October 23, 2014, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2014.

Exhibit 99




MEREDITH CORPORATION
FISCAL 2015 FIRST QUARTER
INVESTOR CONFERENCE CALL


Mike Lovell

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are National Media Group President Tom Harty, and Local Media Group President Paul Karpowicz.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from our forecasts. Some of the reasons why are described at the end of our news release issued earlier this morning, and in some of our SEC filings. With that, Steve will begin.

Steve Lacy

Thanks, Mike and good morning everyone. I hope you had the opportunity to see our news release issued earlier today detailing first quarter results. We're off to a solid start in early fiscal 2015. Advertising trends are improving, particularly in the digital sector. Our recent acquisitions are performing well. And most importantly, our brands continue to show strong vitality with individual consumers across media platforms.

Looking at the company as a whole, I am pleased to report that in the first quarter of fiscal 2015:

- **We delivered more than 20 percent growth in earnings per share.**

- **Our Local Media Group had a record fiscal first quarter in revenue, profit and EBITDA performance.** That growth came from a combination of our new stations, political advertising and higher net retransmission contribution.

- **Operating profit and margins at our National Media Group were stronger.** Results were driven by record fiscal first quarter digital advertising revenue; record brand licensing performance; strong expense discipline; and improved performance by Meredith Xcelerated Marketing.

- **Companywide, we generated record digital advertising revenue. Total company digital advertising revenue grew more than 20 percent.** Digital was up 17 percent in our National Media Group and up more than 40 percent in our Local Media Group.

- **Our brands continued to expand consumer engagement across our media platforms.** According to the first Magazine Media 360 Brand Audience Report, our national brands grew their monthly audience reach 8 percent over the prior year to 180 million consumers across print, digital, mobile and video. This new monthly audience report will be an important metric to demonstrate the power of magazine media brands across consumer engagement platforms. Digital and mobile traffic averaged approximately 60 million monthly unique visitors, ranking Meredith among the top 40 digital operators in the United States. In addition, our television stations delivered strong performance in the July ratings book.

- **Finally, we continue to strategically expand our media portfolio.** Last week, we announced an agreement to acquire the rights to *Martha Stewart Living* and *Martha Stewart Weddings* magazines and the www.marthastewart.com and www.marthastewartweddings.com websites, effective

November 1, 2014. Under the terms of this 10-year agreement, Meredith will lead advertising sales, marketing, circulation, production and other non-editorial functions, while Martha Stewart's creative team will continue to provide its award-winning content. We will take these media properties aggressively to market with Meredith's portfolio.

Additionally, in August, we announced an agreement to buy the broadcast assets of WALA, the Fox affiliate in Mobile-Pensacola. This is a Top 60 market and adds to our strong position in the growing southeastern part of the United States. This acquisition is expected to close by the end of calendar 2014.

We expect both of these acquisitions will be accretive to earnings and cash flow in fiscal 2015, consistent with our very successful Total Shareholder Return strategy.

We continue to look for strategic acquisitions, partnerships and investment opportunities to expand our reach and create additional shareholder value.

As we've discussed on previous calls, at our investor presentations and in one-on-one meetings, we focus on long-term and sustainable growth for Meredith. We have a proven track record of outperforming our industries over the long term. At the heart of our strategy is a focus on very strong free cash flow, which gives us the flexibility to increase the amount of capital returned to our shareholders and finance expansions to our media portfolio as well.

We ended fiscal first quarter 2015 with a debt-to-EBITDA ratio of 2.6-to-1, leaving us with significant additional capacity. The current weighted average interest rate on our debt is 2.5 percent, with more than half of that debt at fixed interest rates. We've raised our dividend by 70 percent over the last three years. Currently, our stock is at a little more than 4 percent dividend yield.

With that overview, I'll turn it over now to Joe to discuss the operating performance of our two business groups in greater detail and I will be back for the Q&A.

LOCAL MEDIA GROUP OPERATING DISCUSSION

JOE:

Thanks Steve. Let's start with our Local Media Group results.

Revenues increased nearly 40 percent to $125 million, and operating profit grew a little more than 40 percent to $36 million – both were record highs for a fiscal first quarter. Our EBITDA margin was 36 percent.

As we look a little more closely at performance, the primary growth drivers were our newly acquired stations in St. Louis and Phoenix, along with strong performance from our core stations in Hartford and Phoenix including political revenue.

In total, non-political advertising revenues were up nearly 25 percent. However, if you back out the contributions from our new stations, core non-political advertising revenues were down 3 percent, which can be expected in a quarter that has heavy demand for political advertising.

We recorded $13 million of political advertising revenues. And, in addition to contributions from newly acquired KMOV and KTVK, we generated strong political advertising dollars in Phoenix and Hartford.

Other revenues and expenses both increased, due primarily to growth in retransmission revenues from our cable and satellite providers and higher programming fees paid to affiliated networks. Retransmission revenues were up in the first fiscal quarter even without the recent station acquisitions.

And, as a reminder, we will have another round of renewals with most of our cable and satellite providers between fiscal 2015 and fiscal 2017, well ahead of our next major network affiliation agreement renewals.

Regarding our acquisition activity:

- Both KMOV in St. Louis and KTVK in Phoenix, the most recent additions to our portfolio, continued to perform very strongly.

- We expect to close on our purchase of WALA, the Fox affiliate in Mobile-Pensacola, when LIN and Media General receive final regulatory approvals for their combination. We're looking forward to having this high-performing station, located in the growing southeast United States, among our portfolio.

- We are currently working through the process and expect to close on our acquisition of WGGB, the ABC affiliate in Springfield, MA, later this calendar year.

- When these acquisitions close, we will have 17 owned or operated stations, which include five highly profitable duopoly markets.

To wrap our Local Media discussion, as you may have seen this morning we have reached an agreement to sell KASW, the CW affiliate in Phoenix, to Nexstar. As you may remember, as a condition of our purchase of KTVK, the FCC had required that we divest KASW. We are very glad to have found a strong buyer in Nexstar, and are very pleased with the outcome.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Now let's turn to our National Media Group, where we delivered 3 percent growth in operating profit and stronger profit margins in the quarter. Our digital advertising and brand licensing activities set fiscal first quarter records and Meredith Xcelerated Marketing strengthened its performance considerably. We also demonstrated great expense discipline, cutting costs 9 percent and improving margins by 120 basis points.

As you may recall, we recently announced the transition of *Ladies' Home Journal* to a newsstand-only title, and that transition is reflected in our advertising and circulation results. Without *LHJ*, advertising revenues were down about 3 percent, and subscription-related revenues were about flat. Newsstand results were impacted during the quarter by both *LHJ* and the disruption of a wholesaler in the newsstand channel.

Looking more closely at fiscal first quarter performance compared to the prior-year:

- Magazine advertising rates strengthened by 4 percent.

- Digital advertising grew 17 percent, and accounted for 17 percent of total advertising revenues. This growth was led by Allrecipes.com. And, we saw large gains from our initiatives to capture programmatic-related opportunities.

- Brand licensing revenues grew 8 percent, led by continued strong sales of the more than 3,000 Better Homes and Gardens-branded products that are available for sale at 4,000 Walmart stores across the U.S. as well as on walmart.com. Consumers continue to responded favorably to the affordable style of our Better Homes and Gardens products at retail.

- As I mentioned before, MXM delivered an increase in revenue and significant growth in operating profit, this was led by expansions with Bank of America, Volkswagen and Continental Mills.

- During the quarter, we increased the rate base of Allrecipes magazine by 40 percent during the quarter to 900,000 copies every other month. We're pleased at the enthusiastic consumer response to this brand in print, as it's the world's largest digital food brand.

- We're expanding our digital consumer marketing activities on several fronts. First, we're now sourcing about a third of our net orders for print magazine subscriptions digitally. We're also converting subscribers to our continuous serve model, where magazine subscriptions automatically renew. These initiatives are important because they lower our acquisition costs, reduce churn, and are strengthening our ability to up-sell and cross-sell other products at digital checkout. As a result, we expect higher profits over the average life of a subscription.

OUTLOOK

Now, let's turn to our outlook.

For full year fiscal 2015, we continue to expect earnings per share to range from $3.00 to $3.25.

As we look more closely at the second quarter of fiscal 2015 compared to the prior-year period, we expect:

- One, total company revenues to be up in the low teens.

- Two, total Local Media Group revenues to be up 45 to 50 percent. This includes political advertising revenues of between $22 million and $25 million.

- And thirdly, total National Media Group revenues to be down in the low- to mid-single digits.

- As a result, we expect fiscal 2015 second quarter earnings per share to range from $0.95 to $1.00. And this compares to $0.67 in the prior-year period.

Now, I'll turn it back to Steve for a few closing remarks and Q&A.

CONCLUSION

STEVE:

Thank you very much, Joe.

In conclusion, I am very pleased at our strong start to fiscal 2015. As a reminder, we continue to execute these strategies:

- First, growing our existing businesses organically. Including television, magazine, digital, licensing and our marketing services portfolio.

- Second, we continue to seek additions to our both our National and our Local media group portfolios.

- Third, aggressively managing our costs; and

- Finally, continuing to execute our Total Shareholder Return Strategy, as highlighted by our continued dividend increases and corresponding very attractive yield; share repurchases; as well as pursuing accretive acquisitions to grow our cash flow over time.

With those remarks, we'd be happy to answer any questions you might have.